SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

SeaCube Container Leasing Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G79978105
(CUSIP Number)
Jeff Davis
Vice-President and Associate General Counsel
Ontario Teachers’ Pension Plan Board
5650 Yonge Street, 3rd Floor
Toronto, Ontario M2M 4H5
Canada
(416) 228-5900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Alison S. Ressler, Esq. Rita-Anne O’Neill, Esq. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067 (310) 712-6600

January 18, 2013
(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

CUSIP No. G79978105	Schedule 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ontario Teachers’ Pension Plan Board
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable		☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,525,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,525,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 42.0% (1)
14.	Type of Reporting Person EP

(1)
Beneficial ownership of the common shares of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common shares as a result of the Voting Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 20,288,359 common shares issued and outstanding as of January 18, 2013, as provided by Issuer.

CUSIP No. G79978105	Schedule 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person 2357575 Ontario Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable		☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,525,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,525,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 42.0% (1)
14.	Type of Reporting Person CO

(1)
Beneficial ownership of the common shares of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common shares as a result of the Voting Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 20,288,359 common shares issued and outstanding as of January 18, 2013, as provided by Issuer.

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common shares, par value $0.01 per share (the “Common Shares”), of SeaCube Container Leasing Ltd., a Bermuda exempted company (“Issuer”). The principal executive offices of Issuer are located at 1 Maynard Drive, Park Ridge, New Jersey 07656.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by 2357575 Ontario Limited (“Parent”), an Ontario, Canada corporation owned by Ontario Teachers’ Pension Plan Board (“Teachers’”), an Ontario, Canada corporation, and Teachers’.

Teachers’ is a pension plan that administers, invests and manages the pension funds of active and retired teachers in Ontario, Canada. The principal office and business address of Teachers’ is 5650 Yonge Street, 3rd Floor, Toronto, Ontario M2M 4H5.

Parent was formed solely for the purpose of effecting the transactions contemplated by the Amalgamation Agreement (defined below) and has not engaged in any activities except in connection with these transactions. The principal office and business address of Parent is 5650 Yonge Street, 3rd Floor, Toronto, Ontario M2M 4H5.

Teachers’ and Parent are collectively hereinafter referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3.

The name, business address, present principal occupation and citizenship of each director and executive officer of each of Teachers’ and Parent are set forth on Schedule A and Schedule B, respectively. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among Parent and Seacastle Operating Company Ltd. (the “Supporting Shareholder”). Neither Reporting Person paid any amount to the Supporting Shareholder in connection with the execution and delivery of the Voting Agreement, and as a result no funds were used for such purpose.

Item 4.	Purpose of the Transaction

SC Acquisitionco Ltd., a Bermuda exempted company and subsidiary of Parent, and Parent entered into an Agreement and Plan of Amalgamation, dated as of January 18, 2013, with Issuer (the “Amalgamation Agreement”). Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among Teachers’, Parent and the Supporting Shareholder under the Voting Agreement (the “Voting Agreement”), dated as of January 18, 2013, between Parent and the Supporting Shareholder, but is not an affirmation by Teachers’ or Parent of the existence of a group for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Exchange Act, Teachers’ and Parent disclaim beneficial ownership of the Common Shares. Defined terms used but not defined herein shall have the meaning set forth in the Amalgamation Agreement.

Pursuant to the Amalgamation Agreement, following the satisfaction or waiver of the conditions set forth in the Amalgamation Agreement and in accordance with Bermuda law, Issuer will amalgamate with SC Acquisitionco Ltd. (the “Amalgamation”), with the amalgamated company (the “Amalgamated Company”) continuing after the Amalgamation as a subsidiary of Parent and an indirect subsidiary of Teachers’.

At the effective time of the Amalgamation (the “Effective Time”), each issued and outstanding Common Share (other than (i) Common Shares that are held by any shareholders who properly demand appraisal in connection with the Amalgamation under applicable law and (ii) the Carry-Forward Share) will be converted into the right to receive $23.00 without interest (the “Transaction Consideration”), less any applicable withholding taxes, other than any Common Shares then owned by Parent, Issuer or any of their respective wholly-owned subsidiaries, which Common Shares will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

Concurrently with entering into the Amalgamation Agreement, Parent entered into a Voting Agreement with the Supporting Shareholder. Based upon information provided by the Supporting Shareholder and Issuer, the Supporting Shareholder beneficially owned, in the aggregate, 8,525,000 Common Shares (or 42.0% of all outstanding Common Shares) as of January 18, 2013. The purpose of the entry by the Supporting Shareholder into the Voting Agreement covering the Common Shares covered by this Schedule 13D is to facilitate the transactions contemplated by the Amalgamation Agreement.

Pursuant to the Voting Agreement, the Supporting Shareholder agreed to, until the “Expiration Time” (as defined below): (i) at any meeting of the shareholders of Issuer, however called, or at any adjournment thereof or postponement thereof, seek the Requisite Company Vote with respect to the approval of the Amalgamation Agreement, (ii) appear at such meeting or otherwise cause its Common Shares to be counted as present thereat for the purpose of establishing a quorum and (iii) vote (or cause to be voted), its Common Shares in favor of granting the Requisite Company Vote and in favor of any other matter reasonably related to the consummation or facilitation of the transactions contemplated by the Amalgamation Agreement. The Voting Agreement further provides that at any meeting of shareholders of Issuer, however called, or at any adjournment or postponement thereof, the Supporting Shareholder shall vote (or cause to be voted), the Common Shares against, and shall not consent to (and shall cause its Common Shares not to be consented to), any or all of the following (or any agreement to enter into, effect, facilitate or support any of the following): (a) any merger or amalgamation agreement, or any merger, amalgamation, or sale or transfer of any material assets of Issuer (other than the Amalgamation Agreement and the Amalgamation), (b) any reorganization, recapitalization, dissolution, liquidation or winding up of or by Issuer, (c) any Takeover Proposal and (d) any amendment of the Memorandum of Association or the Bye-Laws or other proposal or transaction involving Issuer or any subsidiary of Issuer, which amendment or other proposal or transaction could reasonably be expected to, in any manner, impede, frustrate, breach, interfere with, delay, adversely affect, prevent or nullify any provision of the Amalgamation Agreement or the Amalgamation or change in any manner the voting rights of any shares of the capital of Issuer (collectively, “Frustrating Transactions”). In connection with the foregoing, the Supporting Shareholder shall not (x) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Common Shares to any person (other than pursuant to the Amalgamation Agreement) or (y) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any Common Shares and shall not commit or agree to take any of the foregoing actions.

The Supporting Shareholder agreed further under the terms of the Voting Agreement not to, and to use its reasonable best efforts to cause its officers, directors, shareholders, employees, agents, advisors and other representatives (the “Shareholder’s Representatives”) not to, prior to the Expiration Time, directly or indirectly, (i) solicit, initiate, encourage or take any other action to facilitate any inquiries with respect to a potential Takeover Proposal or Frustrating Transaction or the submission of any Takeover Proposal or Frustrating Transaction, (ii) enter into any agreement with respect to any Takeover Proposal or Frustrating Transaction or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to any Takeover Proposal or Frustrating Transaction.

In furtherance of the Supporting Shareholder covenants in the Voting Agreement, the Supporting Shareholder appointed Parent and any designee of Parent, the true and lawful attorneys in fact, agents and proxies of the Supporting Shareholder to represent the Supporting Shareholder at any meeting of the shareholders of Issuer at which the Amalgamation is being considered, and at any postponements and adjournments of such meeting, or to execute on behalf of the Supporting Shareholder any action by consent of the shareholders of Issuer in the name of the Supporting Shareholder in accordance with the terms of the Voting Agreement. The Supporting Shareholder affirmed that the irrevocable proxy is coupled with an interest and was granted in order to secure the Supporting Shareholder’s performance under the Voting Agreement, and that until the termination of the Voting Agreement, such proxy may not be revoked. If the Supporting Shareholder fails for any reason to be counted as present, consent or vote its Common Shares in accordance with the requirements of the Voting Agreement (or anticipatorily breaches the Voting Agreement), then Parent shall have the right to cause to be present, consent or vote the Supporting Shareholder’s Common Shares in accordance with the provisions thereof.

The Voting Agreement and all rights and obligations of the parties thereunder, including the proxy, shall terminate upon the earliest of (i) the termination of the Voting Agreement by the mutual written consent of Parent and the Supporting Shareholder, (ii) the Effective Time and (iii) the termination of the Amalgamation Agreement in accordance with its terms (the “Expiration Time”).

The foregoing summaries of (i) the Amalgamation Agreement and the transactions contemplated thereby and (ii) the Voting Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Amalgamation Agreement and the form of Voting Agreement furnished herewith as Exhibits 1 and 2, respectively, which are incorporated herein by reference. The Amalgamation Agreement has been attached to provide the readers of this Schedule 13D with information regarding its terms. Factual disclosures about the Reporting Persons and Issuer or any of their respective affiliates contained in this Schedule 13D or in their respective public reports filed with the U.S. Securities and Exchange Commission (“SEC”), as applicable, may supplement, update or modify the factual disclosures about the Reporting Persons and Issuer or any of their respective affiliates contained in the Amalgamation Agreement. The representations, warranties and covenants made in the Amalgamation Agreement by the Reporting Persons and Issuer were qualified and subject to important limitations agreed to by the Reporting Persons and Issuer in connection with negotiating the terms of the Amalgamation Agreement. In particular, in your review of the representations and warranties contained in the Amalgamation Agreement, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Amalgamation Agreement may have the right not to consummate Amalgamation if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Amalgamation Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Amalgamation Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 13D, may have changed since the date of the Amalgamation Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in Issuer’s public reports filed with the SEC.

Parent and Teachers’ intend to consummate the Amalgamation as promptly as practicable, subject to the satisfaction of certain conditions. Unless otherwise determined by Teachers’ prior to the Effective Time, at the Effective Time, (i) the Certificate of Amalgamation shall be deemed to be the certificate of incorporation of the Amalgamated Company; provided, however, that the date of incorporation of each of Issuer and SC Acquisitionco Ltd. shall remain its respective original date of incorporation and the Amalgamation shall not alter its original date of incorporation; (ii) the Memorandum of Association of the Amalgamated Company shall be as set forth in the statutory amalgamation agreement as attached as Exhibit A to the Amalgamation Agreement; (iii) the Bye-Laws of the Amalgamated Company shall be the Bye-Laws of SC Acquisitionco Ltd.; (iv) the directors of SC Acquisitionco Ltd. immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Amalgamated Company until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Amalgamated Company Bye-Laws and applicable laws; and (v) the officers of Issuer immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Amalgamated Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Amalgamated Company Bye-Laws and applicable laws.

Following the Amalgamation, the Common Shares will no longer be traded on The New York Stock Exchange, there will be no public market for the Common Shares and registration of the Common Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Amalgamation described above, Teachers’ has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those Common Shares that may be deemed to be beneficially owned by operation of the Voting Agreement, the Reporting Persons do not beneficially own any Common Shares.

As a result of the Voting Agreement, each Reporting Person may be deemed to have the power to vote up to 8,525,000 Common Shares in favor of approval of the Amalgamation or in connection with certain other matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 8,525,000 Common Shares. The Common Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 42.0% of the issued and outstanding Common Shares as of January 18, 2013.

The Reporting Persons (i) are not entitled to any rights as a shareholder of Issuer as to the Common Shares covered by the Voting Agreement, except as otherwise expressly provided in the Voting Agreement and (ii) disclaim all beneficial ownership of such Common Shares as permitted by Rule 13d-4 of the Exchange Act.

Except as set forth in this Item 5(a), neither Reporting Person and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B beneficially owns any Common Shares.

(c)

Except for the agreements described in this Schedule 13D, neither Reporting Person has and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B has effected any transactions in the class of securities reported during the past 60 days.

(d)

Except upon and following the consummation of the Amalgamation, neither Reporting Person has and, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of Transaction” for a description of the Amalgamation Agreement and the Voting Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits 1 and 2, respectively. Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 6.

As of the close of business on January 18, 2013, an affiliate of the Reporting Persons had an open short position of 1,600 Common Shares, which short position is not netted against the data provided herein for the purposes of determining the number of Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The short position is held by fully discretionary third party investment advisers trading on behalf of Downsview Managed Account Platform Inc. (“DMAP”), a wholly-owned direct subsidiary of Teachers’.

Other than as stated in this Item 6 and except for the agreements described in this Schedule 13D, to the knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any person listed on Schedule A or Schedule B, or between any such person and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1
Agreement and Plan of Amalgamation, dated as of January 18, 2013, by and among, 2357575 Ontario Limited, SC Acquisitionco Ltd., and SeaCube Container Leasing Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 23, 2013).

Exhibit 2
Voting Agreement, dated January 18, 2013, by and among 2357575 Ontario Limited and Seacastle Operating Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 23, 2013).

Exhibit 3	Joint Filing Agreement, dated January 28, 2013, by and between Teachers’ and Parent.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:   January 28, 2013

Ontario Teachers’ Pension Plan Board

By:	/s/ Melissa Kennedy
Name:	Melissa Kennedy
Title:	General Counsel, Corporate Secretary and Senior Vice-President, Corporate Affairs

2357575 Ontario Limited

By:	/s/ Melissa Kennedy
Name:	Melissa Kennedy
Title:	Authorized Signatory

SCHEDULE A

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF ONTARIO TEACHERS’ PENSION PLAN BOARD

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the directors and executive officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”). Each director and officer is a citizen of Canada with the exception of Calum McNeil, Olivia Steedman and Jo Taylor, each of whom is a citizen of the United Kingdom.

Name	Residence or Business Address	Occupation or Employment
Rod Albert (Board member)	566 Rosebank Road South Pickering, ON M3B 3R4	Director of Board
Patricia Anderson (Board member)	108 Roxborough Drive Toronto, ON M4W 1X4	Director of Board
Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Barbara Palk (Board member)	4 Douglas Drive Toronto, ON M4W 2B3	Director of Board
Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
David W. Smith (Board member)	37 Byrton Road Toronto, ON M5P 1V1	Director of Board
Dan Sullivan (Board member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Director of Board
Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Tracy Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Client Services
Jacqueline Beaurivage	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Head of Enterprise Project Management
Russ Bruch	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Investment Operations & Chief Information Officer of Teachers’
Jason Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income of Teachers’
Andrew Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
James Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Strategy & Innovation of Teachers’
Jeff Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Associate General Counsel of Teachers’
Stephen Dowd	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Infrastructure of Teachers’
Kevin Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Volatility & Strategy of Teachers’
Steve Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment IT Architecture of Teachers’
Maryam Ghiai	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Service Delivery of Teachers’
Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers’

Jonathan Craig Hammond	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Enterprise Technology Services
Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of Teachers’
Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Opportunities of Teachers’
Dan Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations of Teachers’
Melissa Kennedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Corporate Secretary and Sr. Vice-President, Corporate Affairs, of Teachers’
Wayne Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers’
Leslie Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Active Equities of Teachers’
Jim Leech	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers’
Rosemarie McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers’
David McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers’
Calum McNeil	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President Financial & Management Reporting of Teachers’
Marcia Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President Human Resources of Teachers’
Ron Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income and Alternative Investments of Teachers’
Nicole Musicco	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Funds, Teachers’ Private Capital
Jennifer Newman	5650 Yonge Street, 6th Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Operations of Teachers’
Phil Nichols	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers’
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers’
Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Research & Risk of Teachers’
Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of Teachers’
William Royan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers’
Lino (Lee) Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Long-Term Equities of Teachers’
Glen Silvestri	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
Olivia Steedman	5650 Yonge Street, 7th Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers’
Jo Taylor	Leconfield House 4th Floor, Curzon Street London, England W1J 5JA	Vice-President and Senior Representative, London Office
Michael Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers’
George Wong	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Compliance, Analytics, Performance & Data Management of Teachers’
Barbara Zvan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset Mix & Risk & Chief Investment Risk Officer of Teachers’

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF 2357575 ONTARIO LIMITED

            Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the directors and executive officers of 2357575 Ontario Limited, an Ontario, Canada corporation (“Parent”). Each director and officer is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Melissa Kennedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Corporate Secretary and Sr. Vice-President, Corporate Affairs, of Teachers’
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers’
John Sheedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Director, Public Equities of Teachers’
Lino (Lee) Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Long-Term Equities of Teachers’